Exhibit 3.4 – Amended Bylaws

PARAGON REAL ESTATE EQUITY AND INVESTMENT TRUST

Amendment No. 1 to the Amended and Restated Bylaws

(effective March 4, 2003)

The following Article XV is added to the Amended and Restated Bylaws of the Trust:

“ARTICLE XV
SECTION 3-702 EXEMPTION

     The acquisition of shares of the Trust’s capital stock (whether common or preferred) or the acquisition of any other securities convertible into shares of the Trust’s capital stock as contemplated by the Contribution Agreement by and among the Trust, Paragon Real Estate Development, LLC, Hampton Court Associates, L.P. and James C. Mastandrea and by all other agreements and transactions contemplated by the Contribution Agreement, including, but not limited to the Restricted Share Agreements of James C. Mastandrea and John Dee, the Additional Contribution Agreement and the Modification Agreement, shall specifically be exempt from the provisions of Section 3-702 of Maryland law.”